SHAREHOLDER UPDATE

Review of Third Quarter and Outlook for Fourth Quarter of 2010

Vancouver, Canada – November 3, 2010 - Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in the third quarter, and its plans for the fourth quarter of 2010.

Q3 Review

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Cap-Ex Ventures Ltd. (TSX-V:CEV), (“Cap-Ex”) who have an option on Canarc's Tay-LP property in the Yukon completed a 470 kilometer, helicopter-borne, VTEM geophysical survey over the Tay-LP gold property.

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A number of companies continued to evaluate the New Polaris gold project as possible strategic or financial partners and Canarc’s management continued to evaluate opportunities to acquire other gold properties in North America.

The Tay-LP property is held under option by Cap-Ex from Canarc. Upon receipt of the geophysical data and interpretive maps from the geophysical contractor, Cap-Ex will prioritize the most favourable targets for follow-up in 2011with more detailed ground geophysics, geological mapping and diamond drilling.

Q4 Outlook

Management continues to seek strategic alternatives such as a joint venture or other means to advance the New Polaris high grade gold project to mine development and a full feasibility study.  Discussions are currently underway with several parties.

We also continue to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold project in north-western British Columbia to the feasibility stage, and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.